APPLICATION TO WITHDRAW REGISTRATION STATEMENT


      Pursuant to Rule 477,the undersigned Registrant makes application to withdraw its Registration Statement on Form S-2 (File No. 333-15431). The Registrant has entered into a Merger Agreement to merge with Dakota Mining Corporation ("Dakota") and Dakota has filed a Registration Statement on Form S-4 (File No. 333-23453). The withdrawal of the Registration Statement (File No.333-15431) is believed by the Registrant to be consistent with the public interest and the protection of investors.

March 20, 1997


                    USMX, INC.
                    (Registrant)


                    By: \s\ Donald P. Bellum  Date: 3/20/97
                    ----------------------------------------
                    Donald P. Bellum, President and
                    Agent for Service